UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ARMO BIOSCIENCES, INC.

(Name of Subject Company (Issuer))

BLUEGILL ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Daniel A. Neff

Mark Gordon

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,653,750,000.00	$205,891.88

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of ARMO BioSciences, Inc. (“ARMO”), at a purchase price of $50.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of 5:00 p.m., Eastern time, on May 18, 2018 (the most recent practicable date): (i) 30,405,109 shares of ARMO common stock were issued and outstanding, (ii) no shares of ARMO common stock were held by ARMO in its treasury, (iii) 2,657,030 shares of ARMO common stock were subject to outstanding ARMO stock options, (iv) 7,267 shares of ARMO common stock were subject to outstanding rights under ARMO’s employee stock purchase plan, and (v) 5,594 additional shares of ARMO common stock, which is an estimate of the maximum number of shares that were reserved for issuance pursuant to ARMO’s stock plans or employee stock purchase plan and may become outstanding prior to consummation of the Offer.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), at a purchase price of $50.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated May 9, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among ARMO, Lilly and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreement, dated May 9, 2018 (as it may be amended from time to time, the “Tender and Support Agreement”), by and among Lilly, Purchaser and certain stockholders of ARMO, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is ARMO BioSciences, Inc., a Delaware corporation. ARMO’s principal executive offices are located at 575 Chesapeake Drive, Redwood City, CA 94062. ARMO’s telephone number is 650-779-5075.

(b) This Schedule TO relates to the outstanding Shares. ARMO has advised Purchaser and Lilly that, as of May 18, 2018 (the most recent practicable date), 30,405,109 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser and Lilly. The information set forth in Section 8 (entitled “Certain Information Concerning Lilly and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Material U.S. Federal Income Tax Consequences”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for ARMO”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with ARMO”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for ARMO”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with ARMO”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for ARMO”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for ARMO”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with ARMO”

•	Section 18 – “Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with ARMO”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for ARMO”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for ARMO”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 23, 2018.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated May 23, 2018.*

(a)(5)(A)	Joint Press Release issued by Lilly and ARMO on May 10, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Lilly on May 10, 2018).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated May 9, 2018, among Eli Lilly and Company, Bluegill Acquisition Corporation and ARMO BioSciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(2)	Tender and Support Agreement by and among Eli Lilly and Company, Bluegill Acquisition Corporation and certain stockholders of ARMO BioSciences, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(3)	Non-Disclosure Agreement between ARMO and Lilly dated March 19, 2018.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 23, 2018

Bluegill Acquisition Corporation

By:	/s/ Darren J. Carroll
Name: Darren J. Carroll
Title: President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
Name: Joshua L. Smiley
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 23, 2018.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated May 23, 2018.*

(a)(5)(A)	Joint Press Release issued by Lilly and ARMO on May 10, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Lilly on May 10, 2018).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated May 9, 2018, among Eli Lilly and Company, Bluegill Acquisition Corporation and ARMO BioSciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(2)	Tender and Support Agreement by and among Eli Lilly and Company, Bluegill Acquisition Corporation and certain stockholders of ARMO BioSciences, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(3)	Non-Disclosure Agreement between ARMO and Lilly dated March 19, 2018.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.